21001380

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-24841

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTHAMPTON INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

395 HUDSON ST, SUITE 701

(No. and Street)

NEW YORK (City) NY (State) 10014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL JOSEPH 212-380-5186

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP

MAR 3 1 2021

(Name – *if individual, state last, first, middle name*)

Washington, DC

420 LEXINGTON AVENUE, SUITE 2160 (Address) NEW YORK (City) NY (State) 10170 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL JOSEPH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHAMPTON INVESTMENT SERVICES, INC., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Joseph
Signature

CHIEF OPERATING OFFICER/CHIEF FINANCIAL OFFICER
Title

Jeffrey S. Pretat
Notary Public

JEFFREY S PRETAT
Notary Public - State of New York
NO. 01PR6346891
Qualified In New York County
My Commission Expires Aug 22, 2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHAMPTON INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash and cash equivalents	$	44,816
TOTAL ASSETS	$	44,816
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable & Accrued Expenses	$	5,100
TOTAL LIABILITIES		5,100
Commitments and contingent liabilities		-
Stockholder's equity		
Common stock, par value $0.00, 20,000 shares authorized, issued and outstanding		
Paid-in capital		159,256
Deficit		(119,540)
Total Stockholder's Equity		39,716
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	44,816

The accompanying notes are an integral part of these audited financial statements.

SOUTHAMPTON INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Southampton Investment Services, Inc. (a C-Corporation) (the "Company") was incorporated in the State of Pennsylvania on April 15, 1980. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority (FINRA).

Nature of Business

The Company earns commission income by introducing and forwarding as a broker, transaction and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis, and by participating in private placements. However, the Company is not currently engaged in any revenue generating business activity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenues as per ASU No. 2014-09 Topic 606: "Revenue from Contracts with Customers". The revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchanges for those goods or services. The guidance requires the entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. In determining the transaction price, the entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing, and insurance contracts.

Commission income (and the recognition of related expenses), if any, are recorded on a trade date basis.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Additionally, cash balances are held principally at one financial institution and may exceed the $250,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – NET CAPITAL

The Company is a member firm of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $39,716 on December 31, 2020 which exceeded the regulatory requirement of $5,000 by $34,716. The ratio of aggregate indebtedness to net capital was 0.128 to 1 on December 31, 2020.

NOTE 4 – PROVISON FOR INCOME TAXES

For income tax purposes, the company operates as a "C" corporation. ASC 740-10 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. On December 31, 2020, the company has available a net operating loss carryforward of approximately $76,000 which will expire in the year 2039. A valuation allowance of $19,000 was established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company is 100% owned by North Star Brokerage, LLC.

NOTE 6 – GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had no revenues in 2020 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has pledged any additional support to the Company to enable it to continue as a going concern.

COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The outbreak could have a continued material adverse impact on economic and market conditions and continue to trigger periods of global economic slowdown. While the development and distribution of a vaccine presents the real possibility of ultimate containment of COVID-19, the outbreak continues to present ongoing uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7 – SUBSEQUENT EVENTS

The company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through March 2, 2020, the date of the filing of this report.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Southampton Investment Services, Inc.
395 Hudson Street, Suite 701
New York, NY 10014

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Southampton Investment Services, Inc. as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Southampton Investment Services, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Southampton Investment Services, Inc.'s management. Our responsibility is to express an opinion on Southampton Investment Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Southampton Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Southampton Investment Services, Inc.'s auditor since 2013.

New York, NY
March 2, 2021